UNITED OVERSEAS BANK 大華銀行

82-2947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN/2002/UOB-A20/atl

7 August 2002

02049458

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

02 AUG 20 AM 9:21

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

Dear Sir

We forward herewith a copy of our Announcement of today's date in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/27

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated In The Republic Of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

	Group		Incr /	Bank		Incr /
	30.06.02	30.06.01	(Decr)	**30.06.02**	30.06.01	(Decr)
	S$'000	S$'000	%	**S$'000**	S$'000	%
Interest income	**1,917,355**	1,514,604	26.6	**1,499,992**	1,206,792	24.3
Less: Interest expense	**828,284**	926,154	(10.6)	**648,375**	775,177	(16.4)
Net interest income	**1,089,071**	588,450	85.1	**851,617**	431,615	97.3
Dividend income	**18,149**	6,691	171.2	**129,460**	159,198	(18.7)
Fee and commission income	**247,426**	145,209	70.4	**135,001**	78,785	71.4
Rental income	**39,903**	37,874	5.4	**22,605**	21,387	5.7
Other operating income	**80,185**	172,132	(53.4)	**47,190**	132,467	(64.4)
Income before operating expenses	**1,474,734**	950,356	55.2	**1,185,873**	823,452	44.0
Less: Staff costs	**270,641**	185,723	45.7	**193,244**	118,483	63.1
Other operating expenses	**256,445**	174,315	47.1	**171,784**	101,506	69.2
	527,086	360,038	46.4	**365,028**	219,989	65.9
Operating profit before goodwill amortisation and provisions	**947,648**	590,318	60.5	**820,845**	603,463	36.0
Less: Goodwill amortisation	**92,901**	-	NM	**91,620**	-	NM
Less: Provisions	**157,285**	10,852	NM	**125,336**	(1,509)	NM
Operating profit after goodwill amortisation and provisions	**697,462**	579,466	20.4	**603,889**	604,972	(0.2)
Exceptional items (1)	**(17,693)**	-	NM	**(10,072)**	-	NM
Share of profit of associates	**93,666**	25,073	273.6	**-**	-	-
Profit from ordinary activities before taxation	**773,435**	604,539	27.9	**593,817**	604,972	(1.8)
Less: Taxation						
- The Group/Bank	**149,205**	137,681	8.4	**129,506**	131,995	(1.9)
- Associates	**12,650**	13,146	(3.8)	**-**	-	-
Profit after taxation	**611,580**	453,712	34.8	**464,311**	472,977	(1.8)
Minority interests	**(20,512)**	858	NM	**-**	-	-
Net profit attributable to members	**591,068**	454,570	30.0	**464,311**	472,977	(1.8)

NM = Not Meaningful
Note (1) : This comprised restructuring and integration costs as a result of the acquisition and merger of OUB.

2. SELECTED BALANCE SHEET DATA

		Group		Incr /	Bank		Incr /
		30.06.02	30.06.01	(Decr)	**30.06.02**	30.06.01	(Decr)
		S$'000	S$'000	%	**S$'000**	S$'000	%
(a)	Assets						
	Total assets	**108,517,961**	68,431,646	58.6	**90,255,617**	55,829,798	61.7
	Loans and advances including trade bills (non-bank customers)	**59,288,923**	31,249,331	89.7	**47,882,591**	24,374,636	96.4
(b)	Liabilities						
	Deposits (non-bank customers)	**68,079,366**	44,052,518	54.5	**54,474,356**	34,546,325	57.7
	Total deposits including bankers' deposits	**87,950,673**	58,509,274	50.3	**74,158,290**	48,753,612	52.1
(c)	Subordinated notes - unsecured						
	Amount repayable after one year	**2,735,247**	-	NM	**2,735,247**	-	NM
(d)	Capital and reserves						
	Issued and paid-up capital	**1,571,568**	1,052,794	49.3	**1,571,568**	1,052,794	49.3
	Total shareholders' funds	**12,704,469**	7,262,028	74.9	**10,690,969**	5,434,439	96.7

NM = Not Meaningful

3. OTHER INFORMATION

		Group		Incr /	Bank		Incr /
		30.06.02	30.06.01	(Decr)	**30.06.02**	30.06.01	(Decr)
		S$'000	S$'000	%	**S$'000**	S$'000	%
(a)	Depreciation	**61,043**	40,741	49.8	**43,338**	22,726	90.7
(b)	Annualised net profit as a percentage of average total shareholders' funds						
	- including goodwill amortisation	**9.2**	12.8	(28.1)	**8.7**	17.9	(51.4)
	- excluding goodwill amortisation	**10.7**	12.8	(16.4)	**10.4**	17.9	(41.9)
(c)	Net tangible asset backing per ordinary share based on existing issued share capital as at end of financial period reported on (S$)	**5.74**	6.90	(16.8)	**4.53**	5.16	(12.2)
(d)	Annualised earnings per share (cents)						
	- Basic*	**75.2**	86.4	(13.0)	**59.1**	89.9	(34.3)
	- Fully diluted**	**75.2**	86.4	(13.0)	**59.1**	89.8	(34.2)

* *The basic earnings per share ("EPS") is determined based on the net profit attributable to members divided by the weighted average number of ordinary shares in issue for the half year.*

** *Fully diluted EPS is calculated based on the net profit attributable to members divided by the weighted average number of ordinary shares in issue for the half year, adjusted for the assumed conversion of share options.*

(e) With effect from 1 January 2002, the Group has adopted the revised Statement of Accounting Standard (SAS) 12 on Income Taxes and there is no material impact on the financial statements of the Bank and Group. Other than the revised SAS 12, the same accounting policies and methods of computation are followed in the financial statements in this first half year of 2002 as compared to the audited annual financial statements for the year ended 31 December 2001.

(f) Details of new shares of the Bank are as follows:-

	No. of new shares issued between	No. of new shares that would have been issued upon the exercise of all outstanding options	
Particulars of Issue	**01.01.02 and 30.06.02**	**At 30.06.02**	At 01.01.02
Exercise of UOB Executive Share Options	**459,000**	**2,591,000**	3,077,000

4. REVIEW OF PERFORMANCE

On 20 September 2001, the Bank acquired 91% of the issued share capital of Overseas Union Bank Limited ("OUB"), making it a subsidiary of the Group on that date. On 26 October 2001, OUB became a wholly owned-subsidiary when the Bank acquired its remaining issued share capital. On 2 January 2002, OUB was merged into the Bank under Section 14A of the Banking Act, Cap.19. With the acquisition and subsequent merger of OUB with the Bank, the first half 2002 results reflect the operations of the combined Bank and Group, and should be viewed within this context.

(a) The Group recorded a profit growth of 30.0% for the first half of 2002, with net profit after tax reaching $591 million. At the operating level, Group operating profit before goodwill amortisation and provisions rose 60.5% to $948 million. Profit growth was largely driven by higher net interest income from an enlarged loan portfolio post-OUB acquisition, as well as improved net interest margin and increased fee and commission income. Higher profit from associates also contributed to the growth in Group profit. These were partially offset by lower profit from dealing in securities and foreign exchange, higher operating expenses, higher specific provision for loans, and amortisation of goodwill.

(b) With a larger headcount and expanded operations from the acquisition and consolidation of OUB Group, the Group's operating expenses rose by 46.4% to $527 million. However, the Group's operating cost-to-income ratio improved to 35.7% from 37.9% recorded for the same period last year. The improvement is, in part, a reflection of the cost savings achieved from the swift integration of OUB into the Group. It also reflects the continued careful management of expenses by the Group.

(c) The Group's net loans and advances increased to $59.3 billion from $31.2 billion as at 30 June 2001, mainly contributed by the acquisition of OUB Group. Correspondingly, the Group's Non-Performing Loans (NPLs) rose by 153.2% from $2,358 million as at 30 June 2001 to $5,971 million. The Group's NPLs as a percentage of gross customer loans increased to 9.5% from 7.2% as at first half of last year. Out of the total Group's NPLs of $5,971 million, $4,039 million or 67.6% were in the Substandard category.

(d) Total cumulative specific and general provisions for the Group increased by $1,877 million from $1,526 million in first half of last year to $3,403 million. General provision was $1,428 million or 42.0% of total cumulative provisions. The total cumulative provisions provided 57.0% cover against Group NPLs. For NPLs classified as Doubtful and Loss, the provision coverage stood at 176.1%.

(e) The Group's total assets grew by 58.6% to $108.5 billion. The increase in the Group's total shareholders' funds by 74.9% to $12.7 billion was contributed primarily by the issue of shares for the acquisition of OUB.

5. INTEGRATION

On 17 June 2002, the Group successfully completed the integration of UOB and OUB. Work to rationalise and streamline the operations and IT systems of UOB and OUB took 8 months, well in advance of the original schedule of 12-18 months.

With integration completed swiftly, the Group is on track to achieve cost savings of approximately $250 million from the consolidation of the 2 banks. On the revenue side, the Group will look to derive revenue synergies from an enlarged customer base.

6. DIVIDENDS

The Directors are pleased to declare an interim dividend of 15% or 15 cents per share less 22.0% Singapore income tax (2001 interim: 15% or 15 cents per share less 24.5% Singapore income tax) in respect of the financial year ending 31 December 2002. The dividend will be paid on 4 September 2002.

7. CLOSURE OF BOOKS

Notice is hereby given that, the Share Transfer Books and Register of Members of the Bank will be closed from 23 August 2002 to 24 August 2002, both dates inclusive, to determine shareholders' entitlement to the interim dividend. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 22 August 2002 will be registered to determine shareholders' entitlement to the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd (CDP), the interim dividend will be paid by the Bank to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

Mrs Vivien Chan
Secretary

Dated this 7th day of August 2002

Please refer to the Group Financial Performance for first half 2002 for more details on the results. Our results are also available at the Bank's website at http://www.uobgroup.com